Exhibit 3.1
Amendment to the Bylaws of Clearwire Corporation
RESOLVED, that Section 1.1 of the Bylaws of the Company shall be amended and restated to read as follows:
     Section 1.1 Annual Meeting.
     An annual meeting of stockholders for the purpose of electing directors and of transacting such other business as may come before it shall be held on such date, time and place, either within or without the State of Delaware, as may be specified by the Board of Directors (the “Board”).